AMENDMENT TO
                            ARTICLES OF INCORPORATION
                                       OF                          FILED
                                                                    03  SEP 18
                                                             SECRETARY OF STATE
                                                          TALLAHASSEE, FLORIDA
                              BANNER HOLDING CORP.


         The undersigned officer, authorized by the Board of Directors of the corporation, hereby submits the following amendment dated August 26, 2003 to
ARTICLE III of the Articles of Incorporation of Banner Holding Corp.

         Shareholder action was not required for this amendment. The amendment was adopted by the Board of Directors.

         The Article shall now read:

         ARTICLE III. CAPITAL STOCK

         The total number of shares of capital stock which the Corporation shall have authority to issue is fifty-five million (55,00,000), of which fifty million (50,000,000) shares shall be Common Stock with a part value of $0.01 per share, and five million (5,000,000) shares shall be Preferred Stock with a par value of $0.01 per share, all of which shares, when issued, shall be fully paid and non-assessable.

         None of the shares of Common Stock shall be entitled to any preference over any other shares of such stock. The Common Stock shall be subject to all of the powers, rights and preferences of each series of the Preferred Stock as such may, from time to time, be established by resolution of the Board of Directors. Subject to the provisions of this Article III with respect to the Preferred Stock, dividends payable in cash, stock or otherwise, as may be determined by the Board of Directors, may be declared and paid on the Common Stock from time to time out of funds lawfully available therefore. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after such preferential rights, if any, upon liquidation as are possessed by holders of shares of any series of Preferred Stock shall have been satisfied, the remaining net assets of the Corporation shall be distributed pro rata to the holders of shares of the Common Stock and the holders of shares of any series of the Preferred Stock that do not possess preferential rights upon such liquidation, dissolution or winding up.

         The Board of Directors of the Corporation is authorized to issue shares of Preferred Stock from time to time in one or more series for such consideration as it may determine; to fix or alter the voting powers, designations, preferences and rights, including, but not limited to, dividend rights, dividend rate conversion rights and terms of redemption (including sinking fund provisions), redemption price or prices and liquidation preferences, or any of them, as to unissued series of shares of Preferred Stock; and to fix the number of shares constituting any such series and designation thereof, or any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of such series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.


         IN WITNESS WHEREOF, the undersigned has hereunto set his hand and seal on this 26th day of August 2003.

                                            /s/ John M. O'Keefe
                                             John M. O'Keefe, President